June 22, 2007


Hugh West
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549


Re:  Southeastern Bank Financial Corporation
     Form 10-K for the period ended December 31, 2006
     Form 10-Q for the quarter ended March 31, 2007
     File No. 0-24172


Dear Mr. West:

     Please accept this letter as a supplement to our June 20, 2007 response to your letter dated June 6, 2007.

In our June 20, 2007 response, we stated that "the Company's allowance for unfunded commitments and standby letters of credit when separately evaluated, cannot be supported under FASB Statement 5, Accounting for Contingencies. This evaluation led management to conclude that the recording of this allowance was an error."

We would like to supplement that response by explaining why the allowance could not be supported under FASB Statement 5.

We determined that the allowance for unfunded commitments and standby letters of credit could not be supported under FASB Statement 5 because the Company has neither experienced or nor anticipates any losses or charge-offs from this credit exposure. The absence of losses during the period indicates that the criterion of FASB Statement 5 that losses be probable had not been met.

In future filings, we will clarify the effects of this error by illustrating its impact on the allowance for loan losses and the related provision for loan losses in the relevant periods in our disclosure of Selected Financial Data and in our Guide 3 disclosures by showing what the allowance for loan losses and the related provision for loan losses and ratios would have been excluding the error. The pro forma disclosure will also be addressed in any other area of the filings where comparative balances of the allowance are disclosed. In addition, we will revise the language in the loan note to the audited financial statements to clarify that the decrease in the allowance for loan losses of $694,000 represents the removal of the entire balance of the allowance for unfunded commitments and standby letters of credit.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the period ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007, that Securities and Exchange Commission (Commission) staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing, and the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Sincerely,

                                        /s/ Darrell R. Rains
                                        --------------------
                                        Darrell R. Rains
                                        Chief Financial Officer